                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 7)

                            Psychemedics Corporation
                                (Name of Issuer)

                          Common Stock - $.01 Par Value

                                    744375205
                                 (CUSIP Number)

                             Patrick J. Kinney, Jr.
                       Lynch, Brewer, Hoffman & Fink, LLP,
               101 Federal Street, Boston, MA 02110 (617) 951-0800
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 22, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP No. 744375205

                                  SCHEDULE 13D

1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
                                 Donald F. Flynn
--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   /  /

      b)   /  /

3)    SEC Use Only
                  --------------------------------------------------------------

4)    Source of Funds (see instructions)           PF
                                        ----------------------------------------

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6)    Citizenship or Place of Organization          USA
                                          --------------------------------------

Number of Shares        7)    Sole Voting Power                334,393
Beneficially Owned                             --------------------------------
By Each Reporting       8)    Shared Voting Power                 0
Person With                                      -------------------------------
                        9)    Sole Dispositive Power           334,393
                                                    ----------------------------

                        10)   Shared Dispositive Power            0
                                                      --------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                334,393
      --------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

      --------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)         6.4%
                                                        ------------------------

14)   Type of Reporting Person (See Instructions)                   IN
                                                 -------------------------------

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CUSIP No. 744375205

      The reporting person listed on the cover page to this Amendment No 7 to
Schedule 13D hereby makes the following statements pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder. This Amendment No. 7 to Schedule 13D reports certain material changes occurring after the reporting person's most recent amendment on Schedule 13D was filed with the Securities and Exchange Commission (the "Commission") on May 26, 1994. In accordance with Rule 13d-2(e), it also amends and restates the information previously disclosed on paper versions of Schedule 13D and the amendments thereto. A Schedule 13G is being filed contemporaneously herewith by Donald F. Flynn, and all future changes in the holdings of the Issuer by Donald F. Flynn will be reflected on amendments to said Schedule 13G. All of the share numbers and per share prices described in this Schedule 13D reflect the Issuer's 3% stock dividend distributed in July, 1996 and the Issuer's 1 for 4 reverse stock split that became effective on August 1, 2002.

ITEM 1.     SECURITY AND ISSUER.

      This statement relates to the common stock, $.005 par value (the "Common Stock") of Psychemedics Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1280 Massachusetts Avenue, Cambridge, Massachusetts 02138.


ITEM 2.     IDENTITY AND BACKGROUND.

      This statement is being filed by Donald F. Flynn, whose business address is 676 North Michigan Avenue, Suite 4000, Chicago, Illinois 60611. Mr. Flynn is a private investor.

      Mr. Flynn has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Flynn is a citizen of the United States.

 ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Mr. Flynn used personal funds in making his purchases of Common Stock described in this statement.

      The aggregate amount of funds used by the reporting person in making his purchases described in this Schedule 13D, as amended, was $2,348,675.

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CUSIP No. 744375205

ITEM 4.     PURPOSE OF TRANSACTION.

      The purpose of Mr. Flynn's acquisitions of Common Stock and options to acquire Common Stock was to obtain a favorable return on his investment.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Mr. Flynn individually beneficially owns (i) 1,831 shares of Common Stock through a trust which he controls, and (ii) 335,062 shares through a limited partnership which he controls, or an aggregate of 332,562 shares of Common Stock, representing 6.4% of the total outstanding shares of Common Stock. Mr. Flynn has the sole power to vote or to direct the vote of all of the shares of Common Stock owned by the trust or the limited partnership. Mr. Flynn has the sole power to dispose or to direct the disposition of shares of Common Stock owned by the trust and by the limited partnership. Mr. Flynn does not have any agreement with any other person with respect to voting of any shares of capital stock of the Issuer.

      In Mr. Flynn's initial Schedule 13D and in subsequent amendments thereto, he disclosed the following transactions in the Issuer's securities:

      In May, 1989, pursuant to a Securities Purchase Agreement, Mr. Flynn, in connection with similar purchases by other investors, acquired an aggregate of 64,395 shares of Common Stock and 60,819 warrants for an aggregate purchase price of $112,534, or $1.75 per share. Each warrant was exercisable at $3.50 per share.

      In July, 1989, Mr. Flynn, in connection with similar purchases by other investors, acquired an aggregate of 4,751 shares of Common Stock and 5,701 warrants for an aggregate purchase price of $8,303, or $1.75 per share. Each warrant was exercisable at $3.50 per share.

      In September, 1989 Mr. Flynn was granted options to acquire an aggregate of 6,437 shares. The option had a term of five years.

      On June 29, 1990, Mr. Flynn, as Trustee under a grantor trust agreement, together with other investors, executed a Purchase Agreement pursuant to which Mr. Flynn acquired from the Issuer 27,228 shares of Common Stock and 32,094 warrants in exchange for $350,000. Each warrant was exercisable at $12.85 per share. Also, pursuant to the June 29, 1990 Purchase Agreement, a $200,000 note payable by the Issuer to Mr. Flynn and certain other investors was cancelled and exchanged for a $500,000 Subordinated Convertible Note payable by the Issuer to them (the "Note"). On June 30, 1990, the holders of the Note loaned an additional $150,000 to the Issuer under that Note. Mr. Flynn had a 33.33% interest as holder of that Note and had loaned $166,666 to the Issuer pursuant to the Note. The Note was convertible at the option of the holders into shares of Common Stock based on a conversion price of $13.71 per share. Finally, pursuant to the Purchase Agreement, Mr. Flynn, and certain other investors agreed to purchase certain shares of preferred stock from the Issuer, once

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CUSIP No. 744375205

such preferred stock was authorized, for an aggregate purchase price of $450,000. Mr. Flynn purchased 9,726 shares and was issued 7,785 Common Stock purchase warrants, each such warrant entitling the holder there to purchase a share of Common Stock of the Issuer at an exercise price of $17.12 per share, in exchange for $133,333. The preferred stock provided for the payment of dividends at a rate of 15% per annum.

      On December 31, 1990, pursuant to a Conversion Agreement, (a) indebtedness of the Issuer in the principal amount of $500,000, plus accrued interest of $29,523 outstanding pursuant to the Note, and 32,825 shares of preferred stock of the Issuer plus accrued dividends in the amount of $27,036 on such preferred stock, were converted by the Issuer into an aggregate of 267,549 shares of Common Stock, and (b) an aggregate of 122,557 Common Stock purchase warrants exercisable at $17.12 per share, were exchanged for an aggregate of 122,557 stock purchase warrants exercisable at $3.76 per share. Mr. Flynn acquired 84,487 shares of Common Stock in conversion of his interest in the outstanding principal and accrued interest under the Note and his share of preferred stock (including accrued dividends). In addition, 39,879 stock purchase warrants exercisable at $17.12 per share owned by Mr. Flynn were replaced by 39,879 stock purchase warrants exercisable at $3.76 per share. The Conversion Agreement had the effect of increasing the Issuer's paid in capital, reducing its interest expense, and eliminating its preferred stock dividend obligations. The transaction also had the effect of permitting the Issuer to remain in compliance with certain Nasdaq listing requirements.

      On March 28, 1991, the Issuer executed a Purchase Agreement with Mr. Flynn, as Trustee under a grantor trust agreement, together with other investors, pursuant to which Mr. Flynn acquired from the Issuer 69,525 shares of Common Stock and 69,525 warrants in exchange for $337,500. Each warrant was exercisable at $7.77 per share.

      On July 23, 1991, the Issuer delivered to Mr. Flynn a Convertible Note in the original principal amount of $150,000, convertible into 15,450 shares of Common Stock at a conversion price of $9.71 per share.

      On November 27, 1991, the $150,000 Convertible Note was converted into 36,786 shares of Common Stock at a conversion price of $4.08 per share.

      On May 12, 1992, Mr. Flynn acquired from another investor 15,732 shares at a price of $183,282, or $11.65 per share, in exchange for discharge of indebtedness from such investor in such amount.

      On May 12, 1994, Mr. Flynn sold privately an aggregate of 19,956 shares of Common Stock at a price of $11.65 per share. He used the proceeds of these sales to exercise 66,520 warrants, at an exercise price of $3.50 per share.

      Subsequent to the filing of Mr. Flynn's last amendment on Schedule 13D and prior to the transactions effected within the last 60 days as described below, Mr. Flynn was granted additional options to acquire common stock, all of which have expired,

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CUSIP No. 744375205

exercised warrants covering 39,879 shares at an exercise price of $150,030, exercised warrants covering 69,525 shares at an exercise price of $540,000, effected open market sales of an aggregate of 25,750 shares at an aggregate purchase prices of $687,102, and made gifts of an aggregate of 30,228 shares.

      During the last 60 days, Mr. Flynn made the following open market sales of shares of Common Stock of the Company:

         Date               No. of Shares            Cost (Sales Price)
    --------------          -------------                Per Share
                                                     ------------------
    April 20, 2004                 20,000                        $11.95
    April 22, 2004                 46,000                        $11.95
    April 26, 2004                  2,500                        $11.95

      In addition, Mr. Flynn may, from time to time make additional dispositions or purchases of shares of Common Stock in open market transactions as market conditions may, from time to time, warrant.

      Except as described above, Mr. Flynn does not have any plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer, or to take any action which relates to or would result in any major change in the business or corporate structure of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than a Joint Statement Agreement, the May, 1989 Securities Purchase Agreement, a Stockholders' Agreement dated May, 1989, the June 1990 Purchase Agreement, the December, 1990 Conversion Agreement, and the March 1991 Purchase Agreement all of which were filed as exhibits to the Reporting Person's initial
Schedule 13D, and amendments thereto, the principal provisions under which have all expired, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

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CUSIP No. 744375205

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2004
                                        /s/ Donald F. Flynn
                                        ----------------------------------------
                                        Donald F. Flynn

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